SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission File Number 1-14958
National Grid USA Companies’
Incentive Thrift Plan II
National Grid USA
25 Research Drive
Westborough, MA 01582
National Grid plc
1-3 Strand
London WC2N 5EH
England

EXHIBITS
SIGNATURE
EX-99.1: FINANCIAL STATEMENTS
EX-99.2: CONSENT OF CLIFTON GUNDERSON LLP
EX-99.3: CONSENT OF PRICEWATERCOOPERS LLP

REQUIRED INFORMATION
The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.
EXHIBITS
99.1	Financial statements of National Grid USA Companies’ Incentive Thrift Plan II

99.2	Consent of Clifton Gunderson LLP, independent registered public accounting firm

99.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Benefits Committee (the Plan Administrator for the National Grid USA Companies’ Incentive Thrift Plan II) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
NATIONAL GRID USA COMPANIES’ INCENTIVE

THRIFT PLAN II

Date: June 30, 2008	By	Lorraine Lynch
Member National Grid USA Service Company, Inc. Investment Committee